Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 18, 2011

Subject Line: New iPath® S&P 500 Dynamic VIX ETN

(Name or Greeting),

We are pleased to announce that Thursday, August 18, 2011 is the first day of trading for the new iPath® S&P 500 Dynamic VIX Exchange Traded Note (ETN) listed below. The new iPath ETN provides first-time access to a dynamic net long volatility strategy in an exchange traded vehicle.

For your convenience, additional resources and information related to the ETN are included below.

ETN Name	iPath® S&P 500 Dynamic VIX ETN

Index	S&P 500® Dynamic VIX FuturesTM Total Return Index

Ticker	XVZ

Exchange	NYSE Arca

Description of Index Exposure	The S&P 500® Dynamic VIX FuturesTM Total Return Index is designed to dynamically allocate between the S&P 500® VIX Short-Term FuturesTM Index Excess Return and the S&P 500® VIX Mid-Term FuturesTM Index Excess Return by monitoring the steepness of the implied volatility curve. The Index seeks to react positively to overall increases in market volatility and aims to lower the roll cost of investments linked to future implied volatility.

Resources	Index Information Sheet Prospectus Product page on iPathETN.com Press Release

If you should have any questions or need additional information, please feel free to contact me at xxx-xxx-xxxx.

Best Regards,

An investment in iPath ETNs involves risks, including possible loss of principal. If specified in the relevant prospectus, Barclays Bank PLC as issuer may redeem the Securities (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC’s right to redeem the Securities. For a description of the main risks see “Risk Factors” in the applicable prospectus.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500® Dynamic VIX Futures™ Total Return Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. The market value of the ETNs may be influenced by many unpredictable factors.

The value of the index will depend upon the success of the index in dynamically allocating between the short-term and mid-term volatility components. The allocation of the index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, the index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Because the performance of the index components is linked to the CBOE Volatility Index (the “VIX Index”), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0447-0811

NOT FDIC INSURED  •  NO BANK GUARANTEE  •  MAY LOSE VALUE